Exhibit 99.12

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

JUNE 30, 2020 AND 2019

(Unaudited - Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED

INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these condensed interim financial statements they must be accompanied by a notice indicating that these condensed interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s external auditors have not performed a review of these condensed interim financial statements.

New Found Gold Corp.

Interim Statements of Financial Position

(Unaudited - Expressed in Canadian Dollars)

		June 30,	December 31,
		2020	2019
	Note	$	$
ASSETS
Current assets
Cash		11,735,044	7,336,638
Investments, at fair value	5	26,546,452	114,937
Amounts receivable		2,837	46,085
Prepaid expenses and deposits		901,573	436,436
Sales taxes recoverable		194,621	291,075
Other		317,654	-
Total current assets		39,698,181	8,225,171

Non-current assets
Exploration and evaluation assets	3	1,200,716	1,100,716
Property and equipment	4	211,572	29,149
Total non-current assets		1,412,288	1,129,865

Total Assets		41,110,469	9,355,036

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	8	503,060	392,849
Flow-through share premium	6	1,856,502	-
Total current liabilities		2,359,562	392,849

EQUITY
Share capital	7	34,008,849	10,735,862
Reserves	7	7,102,281	4,667,467
Deficit		(2,360,223)	(6,441,142)
Total equity		38,750,907	8,962,187

Total Equity and Liabilities		41,110,469	9,355,036
NATURE OF OPERATIONS (Note 1)
COMMITMENTS (Note 12)
SUBSEQUENT EVENTS (Note 15)

These financial statements are authorized for issue by the Board of Directors on August 26, 2020. They are signed on the Company’s behalf by:

“Collin Kettell”	,	Director
“John Anderson”	,	Director

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Interim Statements of Income (Loss) and Comprehensive Income (Loss)

(Unaudited - Expressed in Canadian Dollars)

		Three months ended June 30,		Six months ended June 30,
		2020	2019	2020	2019
	Note	$	$	$	$
Expenses
Advertising		155,435	-	155,435	-
Depreciation		4,794	3,123	6,980	6,246
Exploration and evaluation expenditures	3,8	582,722	54,792	1,310,712	294,306
Filing fees		49,739	338	55,239	338
Office and sundry		24,298	5,686	45,093	14,922
Professional fees	8	102,941	-	280,636	-
Salaries and consulting	8	327,750	233,500	768,132	398,000
Share-based compensation	8	3,032,801	-	3,032,801	-
Travel		31,794	1,732	61,039	13,407
Loss from operating activities		(4,312,274)	(299,171)	(5,716,067)	(727,219)
Settlement of flow-through share premium	6	101,117	-	101,117	-
Foreign exchange loss		(2,893)	(57)	(2,021)	(57)
Impairment on exploration and evaluation assets		-	(45,000)	-	(45,000)
Interest income		2,485	-	2,485	-
Net realized losses on disposal of investments		-	-	-	(120,734)
Net change in unrealized gains (losses) on investments	5	14,898,946	(11,481)	9,695,405	40,584
Income (loss) and comprehensive income (loss) for the period		10,687,381	(355,709)	4,080,919	(852,426)

Earnings (loss) per share – basic ($)	9	0.11	(0.01)	0.05	(0.02)
Earnings (loss) per share – diluted ($)	9	0.09	(0.01)	0.04	(0.02)

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Interim Statements of Cash Flows

(Unaudited - Expressed in Canadian Dollars)

	Six months ended June 30,
	2020	2019
	$	$
Cash flows from operating activities
Income (loss) for the period	4,080,919	(852,426)
Adjustments for:
Settlement of flow-through share premium	(101,117)	-
Depreciation	6,980	6,246
Impairment of exploration and evaluation assets	-	45,000
Share-based compensation	3,032,801	-
Net realized losses on disposal of investments	-	120,734
Net change in unrealized gains on investments	(9,695,405)	(40,584)
	(2,675,822)	(721,030)
Change in non-cash working capital items:
Decrease in amounts receivable	43,248	162,013
(Increase) decrease in prepaid expenses and deposits	(426,632)	2,457
Decrease (increase) in sales taxes recoverable	96,454	(68,775)
Increase (decrease) in accounts payable and accrued liabilities	110,211	(478,416)
(Increase) in other	(317,654)	-
Net cash used in operating activities	(3,170,195)	(1,103,751)

Cash flows from investing activities
Purchase of exploration and evaluation assets	(100,000)	(90,520)
Expenditures on claims staking	(38,505)	-
Proceeds on disposal of investments	-	280,785
Purchases of property, plant and equipment	(189,403)	-
Net cash (used in) generated from investing activities	(327,908)	190,265

Cash flows from financing activities
Issuance of common shares in private placements	7,118,196	750,000
Share issue costs	(126,187)	-
Stock options exercised	904,500	64,500
Net cash generated from financing activities	7,896,509	814,500

Net increase (decrease) increase in cash	4,398,406	(98,986)
Cash at beginning of period	7,336,638	323,179
Cash at end of period	11,735,044	224,193

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Note 9)

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Interim Statements of Changes in Equity

(Unaudited - Expressed in Canadian Dollars)

	Share capital		Reserves
			Equity settled
			share-based
	Number	Amount	payments	Warrants	Deficit	Total equity
	of shares	$	$	$	$	$
Balance at December 31, 2018	56,351,750	2,845,700	530,601	-	(2,421,110)	955,191
Issued pursuant to acquisition of exploration and evaluation assets	167,500	22,000	-	-	-	22,000
Shares issued in private placement	1,875,000	750,000	-	-	-	750,000
Stock options exercised	430,000	100,620	(36,120)	-	-	64,500
Total comprehensive (loss) for the period	-	-	-	-	(852,426)	(852,426)
Balance at June 30, 2019	58,824,250	3,718,320	494,481	-	(3,273,536)	939,265
Issued pursuant to acquisition of exploration and evaluation assets	349,999	185,000	-	-	-	185,000
Share-based compensation	-	-	2,130,528	-	-	2,130,528
Shares issued in private placement	17,250,000	6,247,542	-	2,252,458	-	8,500,000
Stock options exercised	2,500,000	585,000	(210,000)	-	-	375,000
Total comprehensive (loss) for the period	-	-	-	-	(3,167,606)	(3,167,606)
Balance at December 31, 2019	78,924,249	10,735,862	2,415,009	2,252,458	(6,441,142)	8,962,187
Shares issued in private placement	15,000,000	16,736,110	-	-	-	16,736,110
Flow-through shares issued in private placement	4,860,982	7,118,196	-	-	-	7,118,196
Share issue costs	-	(126,187)	-	-	-	(126,187)
Agents’ warrants issued	-	(42,183)	-	42,183	-	-
Flow-through share premium	-	(1,957,619)	-	-	-	(1,957,619)
Share-based compensation	-	-	3,032,801	-	-	3,032,801
Stock options exercised	2,915,000	1,544,670	(640,170)	-	-	904,500
Total comprehensive income for the period	-	-	-	-	4,080,919	4,080,919
Balance at June 30, 2020	101,700,231	34,008,849	4,807,640	2,294,641	(2,360,223)	38,750,907

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the six months ended June, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

New Found Gold Corp. (the “Company”) was incorporated on January 6, 2016, under the Business Corporations Act in the Province of Ontario. On June 23, 2020, the Company continued as a British Columbia corporation under the Business Corporation Act in the province of British Columbia. The Company’s registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia V7X 1L3.

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in the Provinces of Newfoundland and Labrador and Ontario, Canada. The Company’s exploration and evaluation assets presently have no proven or probable reserves, and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable resources. The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

On March 11, 2020, the World Health Organization declared the global outbreak of a novel coronavirus identified as “COVID-19” a global pandemic. In order to combat the spread of COVID-19, governments worldwide have enacted emergency measures including travel bans, legally enforced or self-imposed quarantine periods, social distancing and business and organization closures. These measures have caused material disruptions to businesses, governments and other organizations resulting in an economic slowdown and increased volatility in national and global equity and commodity markets. Central banks and governments, including Canadian federal and provincial governments, have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of any interventions. Significant economic and social impacts have limited the Company’s ability to continue its exploration and evaluation activities as intended. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operations in future periods.

These condensed interim financial statements were approved by the Board of Directors of the Company on August 26, 2020.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below.

a) Statement of compliance

The Company’s condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including International Accounting Standards 34 “Interim Financial Reporting”.

These condensed interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”) and included in Part I of the Handbook of the Chartered Professional Accountants of Canada.

The policies applied in these condensed interim financial statements are the same as those applied in the most recent annual financial statements and were consistently applied to all the periods presented.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the six months ended June, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

b) Basis of presentation

These condensed financial statements have been prepared on a historical cost basis except for financial instruments classified as subsequently measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c) Significant accounting estimates and judgments

The preparation of these condensed interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

These condensed interim financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates may be pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at year end that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following:

(i)       Critical accounting estimates

Valuation of Options Granted and Warrants Issued

The fair value of common share purchase options granted and warrants issued is determined at the issue date using the Black-Scholes option pricing model. The Black-Scholes model involves six key inputs to determine the fair value of an option, which are: risk-free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. These estimates impact the values of stock-based compensation expense, share capital, and reserves.

Valuation of Investments in Restricted Securities

Investments in securities issued directly by an issuer are often restricted under securities law. The Company values such securities at fair value based on market prices and applies a discount between 0% and 10% depending on the circumstances. The Company holds an investment in Novo Resources Corp., which is traded on the TSX Venture Exchange and is restricted until July 7, 2020. Management has judged that due to the time remaining on the restriction and nature of the restriction, size of the position, and the liquidity of the stock, to apply no discount to the investment as at June 30, 2020.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the six months ended June, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Computation of Income Taxes

The determination of tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

Shares Issued to Acquire Exploration and Evaluation Assets

From time to time, the Company issues common shares in the course of acquiring exploration and evaluation assets. When shares are issued without cash consideration, the transaction is recognized at the fair value of the assets received. In the event that the fair value of the assets cannot be reliably determined, the Company will recognize the transaction at the fair value of the shares issued. These estimates impact the value of share capital and exploration and evaluation assets.

Flow-Through Shares

On issuance of flow-through shares, the Company bifurcates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and; ii) share capital. Upon qualifying expenditures being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision. To the extent that the Company has deferred tax assets in the form of tax loss carry-forwards and other unused tax credits as at the reporting.

(ii)   Critical accounting judgments

Impairment of Exploration and Evaluation Assets

Management is required to assess impairment in respect to the Company’s intangible mineral property interests. The triggering events are defined in IFRS 6. In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The carrying value of each exploration and evaluation asset is reviewed regularly for conditions that may suggest impairment. This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; and whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future. If impairment is determined to exist, a formal estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. Management has determined that there were no indicators of impairment as at June 30, 2020.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the six months ended June, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

3.	EXPLORATION AND EVALUATION ASSETS

The schedules below summarize the carrying costs of acquisition and exploration costs incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at June 30, 2020 and December 31, 2019:

	Newfoundland
	Queensway(i)	Other	Ontario (ii)	Total
Six months ended June 30, 2020	$	$	$	$
Exploration and evaluation assets
Balance as at December 31, 2019	658,700	16,500	425,516	1,100,716
Additions
Acquisition costs	75,000	-	25,000	100,000
Balance as at June 30, 2020	733,700	16,500	450,516	1,200,716

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2019	2,542,344	-	837,133	3,379,477
Assays	104,487	414	211	105,112
Geophysics	611,523	-	-	611,523
Office	821	-	-	821
Property taxes, mining leases and rent	26,020	-	400	26,420
Salaries & consulting	297,543	8,300	36,613	342,456
Supplies & equipment	164,539	-	18,631	183,170
Travel	26,439	-	76	26,515
Trenching	13,510	-	31,865	45,375
Exploration cost recovery	(30,680)	-	-	(30,680)
	1,214,202	8,714	87,796	1,310,712
Cumulative exploration expense – June 30, 2020	3,756,546	8,714	924,929	4,690,189

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the six months ended June, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

	Newfoundland
	Queensway(i)	Other	Ontario (ii)	Total
Six months ended June 30, 2019	$	$	$	$
Exploration and evaluation assets
Balance as at December 31, 2018	276,330	107,835	293,516	677,681
Additions
Acquisition costs	50,520	-	62,000	112,520
Impairment of exploration and evaluation assets	-	(45,000)	-	(45,000)
Balance as at June 30, 2019	326,850	62,835	355,516	745,201

Exploration and evaluation expenditures
Cumulative exploration expense - December 31, 2018	1,890,601	-	831,337	2,721,938
Assays	6,030	-	-	6,030
Geophysics	162,375	-	-	162,375
Property taxes, mining leases and rent	25,761	-	1,548	27,309
Salaries & consulting	75,046	-	-	75,046
Supplies & equipment	19,490	-	-	19,490
Travel	4,056	-	-	4,056
	292,758	-	1,548	294,306
Cumulative exploration expense – June 30, 2019	2,183,359	-	832,885	3,016,244

(i) Queensway Project – Gander, Newfoundland

As at June 30, 2020, the Company owns a 100% interest in 86 mineral licenses including 6,041 claims comprising 151,030 hectares of land located in Gander, Newfoundland. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2019 under nine separate, fully executed option agreements. The optioned lands carry various net smelter return (“NSR”) royalties ranging from 0.6% to 2.0% which can be reduced to 0.5% to 1.0%, at the Company’s option, with payments ranging from $250,000 to $1,000,000 to the optionors. The total cost of the NSR’s that may be purchased at the Company’s discretion is $5,250,000.

(ii) Ontario Projects

As at June 30, 2020, the Company owns a 100% interest in the Lucky Strike project in Kirkland Lake, Ontario comprising 11,441 hectares, as well as a portfolio of mining and royalty interests throughout northeastern Ontario. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2019 under a fully executed option agreement. The optioned lands carry an NSR of 1%.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the six months ended June, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

4.	EQUIPMENT

	Computer	Geological
	Equipment	Equipment	Vehicles	Total
	$	$	$	$
Cost
Balance at December 31, 2019	-	-	45,949	45,949
Additions	3,551	72,414	113,438	189,403
Balance at June 30, 2020	3,551	72,414	159,387	235,352

Accumulated Depreciation
Balance at December 31, 2019	-	-	16,800	16,800
Depreciation	407	885	5,688	6,980
Balance at June 30, 2020	407	885	22,488	23,780

Carrying Amount
At December 31, 2019	-	-	29,149	29,149
At June 30, 2020	3,144	71,529	136,899	211,572

5.	INVESTMENTS

The Company classifies its investments as subsequently measured at FVTPL. Realized gains and losses on disposal of investments and unrealized gains and losses in the fair value of investments are reflected in the statement of income (loss) and comprehensive income (loss) in the period in which they occur.

The fair value and cost of investments as at June 30, 2020 and December 31, 2019 are as follows:

	Fair Value	Cost
	$	$
June 30, 2020	26,546,452	17,323,030
December 31, 2019	114,937	586,920

An analysis of investments including related gains and losses for the six months ended June 30, 2020 and 2019 is as follows:

	Six months ended June 30,
	2020	2019
	$	$
Investments, beginning of period	114,937	398,102
Investments acquired in private placement	16,736,110	-
Disposition of investments	-	(280,785)
Realized (loss) on investments	-	(120,734)
Unrealized gain on investments	9,695,405	40,584
Investments, end of period	26,546,452	37,167

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the six months ended June, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

6.	FLOW-THROUGH SHARE PREMIUM

	Issued	Issued
	June 4, 2020	June 10, 2020	Total
	$	$	$
Balance at December 31, 2019	-	-	-
Liability incurred on flow-through shares issued	1,697,704	259,915	1,957,619
Settlement of flow-through share premium on expenditures incurred	(101,117)	-	(101,117)
Balance at June 30, 2020	1,596,587	259,915	1,856,502

Flow-through share arrangements entitle the holder of the flow-through share to a 100% tax deduction in respect of qualifying Canadian exploration expenses as defined in the Income Tax Act, Canada (“Qualifying CEE”). At June 30, 2020, the Company incurred $367,677 (December 31, 2020 - $Nil) in Qualifying CEE and amortized a total of $101,117 of its flow-through liabilities.

The flow-through premium liability does not represent a cash liability to the Company and is to be fully amortized to the statement of comprehensive income (loss) pro-rata with the amount of qualifying expenditures that will be incurred.

As at June 30, 2020, the Company must spend another $6,750,519 of Qualifying CEE within two years to satisfy its remaining flow-through obligations.

7.	SHARE CAPITAL AND RESERVES

Authorized Share Capital

At June 30, 2020, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

Details of Common Shares Issued in 2020

During the six months ended June 30, 2020, 2,915,000 stock options were exercised at a weighted average exercise price of $0.31 per share for gross proceeds of $904,500.

On March 6, 2020, the Company completed a private placement consisting of 15,000,000 common shares in exchange for non-cash consideration of 6,944,444 common shares of Novo Resources Corp. (TSXV: NVO) at a price of $2.41 per share for gross proceeds of $16,736,110.

On June 4, 2020, the Company completed a non-brokered private placement financing of 3,994,597 flow-through common shares at a price of $1.50 per common share for gross proceeds of $5,991,896. Finders’ fees paid were $69,394 in cash and the issuance of 64,282 warrants exercisable into common shares of the Company at $1.50 per share for two years from date of issue with a fair value of $25,912. The premium received on the flow-through shares issued was determined to be $1,690,704.

On June 10, 2020, the Company completed a non-brokered private placement financing of 866,385 flow-through common shares at a price of $1.30 per common share for gross proceeds of $1,126,300. Finders’ fees paid were $56,793 in cash and the issuance of 43,582 warrants exercisable into common shares of the Company at $1.30 per share for two years from the date of issue with a fair value of $16,271. The premium received on the flow-through shares issued was determined to be $259,915.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the six months ended June, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

7.	SHARE CAPITAL AND RESERVES (continued)

Details of Common Shares Issued in 2019

During fiscal 2019, the Company issued 517,499 common shares at $0.40 per share totaling $207,000, pursuant to the acquisition of exploration and evaluation assets in accordance with the terms of certain property option agreements.

On March 7, 2019, 430,000 stock options were exercised at $0.15 per share for gross proceeds of $64,500.

On June 18, 2019, the Company completed a non-brokered private placement financing of 1,875,000 common shares at $0.40 per share for gross proceeds of $750,000.

On July 3, 2019, the Company completed a non-brokered private placement financing of 1,250,000 common shares at $0.40 per share for gross proceeds of $500,000.

On December 12, 2019, 2,500,000 stock options were exercised at $0.15 per share for gross proceeds of $375,000.

On November 29, 2019, the Company completed a non-brokered private placement financing of 16,000,000 units at $0.50 per unit for gross proceeds of $8,000,000. Each unit consists of one common share and one warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.75 per share for three years from the issuance date.

Share Purchase Option Compensation Plan

The Company has a share purchase option plan (the “Plan”) approved by the Company’s shareholders that allows it to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees and service providers. The Plan is based on the maximum number of eligible shares not exceeding 10% in the aggregate and 5% with respect to any one optionee of the Company’s outstanding common shares at the time of grant. If outstanding share purchase options are exercised or expire, and/or the number of issued and outstanding common shares of the Company increases, then the share purchase options available to grant under the Plan increase proportionately. The exercise price and vesting terms of each share purchase option is set by the Board of Directors at the time of grant. Share purchase options granted are subject to a four- month hold period and exercisable for a period determined by the Board of Directors which cannot exceed five years.

The continuity of share purchase options for the six months ended June 30, 2020 is as follows:

		Outstanding				Outstanding	Exercisable
	Exercise	December			Cancelled/	June	June
Expiry date	Price	31, 2019	Granted	Exercised	Expired	30, 2020	30, 2020
February 20, 2022	$0.15	1,930,000	-	(1,580,000)	-	350,000	350,000
September 30, 2023	$0.40	350,000	-	-	-	350,000	350,000
December 17, 2024	$0.50	5,605,000	-	(1,335,000)	-	4,270,000	4,270,000
April 18, 2025	$1.00	-	2,300,000	-	-	2,300,000	2,300,000
May 23, 2025	$1.075	-	1,670,000	-	-	1,670,000	1,670,000
		7,885,000	3,970,000	(2,915,000)	-	8,940,000	8,940,000
Weighted average exercise price $		0.41	1.03	0.31	-	0.72	0.72
Weighted average contractual remaining life (years)		4.22	4.84	-	-	4.48	4.48

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the six months ended June, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

7.	SHARE CAPITAL AND RESERVES (continued)

The continuity of share purchase options for the six months ended June 30, 2019 is as follows:

		Outstanding				Outstanding	Exercisable
	Exercise	December			Cancelled/	June	June
Expiry date	Price	31, 2018	Granted	Exercised	Expired	30, 2019	30, 2019
February 20, 2022	$0.15	4,860,000	-	(430,000)	-	4,430,000	4,430,000
September 30, 2023	$0.40	350,000	-	-	-	350,000	350,000
		5,210,000	-	(430,000)	-	4,780,000	4,780,000
Weighted average exercise price $		0.17	-	0.15	-	0.17	0.17
Weighted average contractual remaining life (years)		3.18	-	-	-	2.65	2.65

The weighted average fair value of share purchase options exercised during the six months ended June 30, 2020 is $0.31 (six months ended June 30, 2019 - $0.15).

The weighted average fair value of share purchase options granted during the six months ended June 30, 2020 is $0.76 (six months ended June 30, 2019 - $Nil).

Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted:

	Six months ended June 30,
	2020	2019
Risk-free interest rate	0.42%	-
Expected option life in years	5.0	-
Expected share price volatility(i)	100%	-
Grant date share price	1.0375	-
Expected forfeiture rate	-	-
Expected dividend yield	-	-

(i)	The expected share price volatility is based on the average historical share price of comparable companies over the life of the option.

Warrants

The continuity of warrants for the six months ended June 30, 2020 is as follows:

		Outstanding				Outstanding
	Exercise	December			Cancelled/	June
Expiry date	Price	31, 2019	Issued	Exercised	Expired	30, 2020
May 12, 2022	$1.30	-	39,475	-	-	39,475
May 13, 2022	$1.50	-	36,052	-	-	36,052
June 4, 2022	$1.50	-	28,230	-	-	28,230
June 10, 2022	$1.30	-	4,107	-	-	4,107
November 29, 2022	$0.75	16,000,000	-	-	-	16,000,000
		16,000,000	107,864	-	-	16,107,864
Weighted average exercise price $		0.75	1.42	-	-	0.75
Weighted average contractual remaining life (years)		2.92	1.89	-	-	2.41

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the six months ended June, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

7.	SHARE CAPITAL AND RESERVES (continued)

The Company did not have any warrants outstanding for the six months ended June 30, 2019.

The weighted average fair value of warrants issued during the six months ended June 30, 2020 is $0.38 (six months ended June 30, 2019 - $Nil).

Warrants were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of warrants issued:

	Six months ended June 30,
	2020	2019
Risk-free interest rate	0.29%	-
Expected option life in years	2.0	-
Expected share price volatility(i)	84%	-
Grant date share price	1.0375	-
Expected forfeiture rate	-	-
Expected dividend yield	-	-

(i)	The expected share price volatility is based on the average historical share price of comparable companies over the life of the option.

8.	RELATED PARTY BALANCES AND TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and on terms and conditions that are similar to those of transactions with unrelated parties and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions with corporations having similar directors and officers, being Goldspot Discoveries Inc., is as follows:

	Six months ended June 30,
	2020	2019
	$	$
Amounts paid to Goldspot Discoveries Inc. (i) for administration, exploration and evaluation	69,511	150,000
Options exercised by members of key management	500,000	-

(i)	Goldspot Discoveries Inc. is a related entity having the following common director and officer to the Company: Denis Laviolette, Director and President.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

During the six months ended June 30, 2020, key management personnel compensation totaled $3,805,437 (six months ended June 30, 2019 - $305,000) comprised of salaries and consulting of $702,069 (six months ended June 30, 2019 - $305,000) paid to the Chief Financial Officer, the Chief Operating Officer and companies controlled by the Company’s Chief Executive Officer and Executive Chairman, and share-based compensation of $3,3033,857 (six months ended June 30, 2019 - $Nil) relating to 3,970,000 (six months ended June 30, 2019 – Nil) stock options granted to directors and officers of the Company.

As at June 30, 2020, $21,667 is included in accounts payable and accrued liabilities for amounts owed to the Chief Operating Officer (six months ended June 30, 2019 - $12,242).

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the six months ended June, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

8.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

As at June 30, 2020, $69,511 (six months ended June 30, 2019 - $7,875) is included in accounts payable and accrued liabilities for amounts owed to Goldspot Discoveries Inc., a related company having a common director and officer (Denis Laviolette, Director and President of both entities).

On January 26, 2020 the Company entered into a binding letter agreement with Mexican Gold Mining Corp. (“MGMC”) to have all of the issued and outstanding shares of the Company acquired by MGMC. On February 19, 2020, the Company announced that the binding letter agreement was mutually terminated. During the six months ended June 30, 2020, the Company paid $127,234 to MGMC for legal fees incurred in connection with the transaction which was terminated.

There are no ongoing contractual commitments resulting from these transactions with related parties.

9.	EARNINGS (LOSS) PER SHARE

	Three months ended June 30,
	2020		2019
	Basic	Diluted	Basic	Diluted
Earnings (loss) attributable to common shareholders ($)	10,687,381	10,687,381	(355,709)	(355,709)
Weighted average number of common shares outstanding	97,481,889	122,529,753	56,726,609	56,726,609
Earnings (loss) per share attributed to common shareholders	$0.11	$0.09	$(0.01)	$(0.01)

	Six months ended June 30,
	2020		2019
	Basic	Diluted	Basic	Diluted
Earnings (loss) attributable to common shareholders ($)	4,080,919	4,080,919	(852,426)	(852,426)
Weighted average number of common shares outstanding	90,306,501	115,354,365	56,755,769	56,755,769
Earnings (loss) per share attributed to common shareholders	$0.05	$0.04	$(0.02)	$(0.02)

Diluted earnings per share included the effect of 8,940,000 (2019 – 4,780,000) share purchase options and 16,107,864 (2019 – Nil) common share purchase warrants.

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Six months ended June 30,
	2020	2019
	$	$
Non-cash investing and financing activities:
Investments received for private placement	16,736,110	-
Agents warrants issued in private placements	42,183
Cash paid for income taxes	-	-
Cash paid for interest	-	-

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the six months ended June, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

11.	SEGMENTED INFORMATION

The Company’s operations are limited to a single reportable segment, being mineral exploration and evaluation. All of the Company’s evaluation and exploration assets are located in Canada.

12.	COMMITMENTS

The Company is required to spend approximately $1,603,242 over the next 12 months to keep all claims owned in good standing.

13.	FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

Financial assets and liabilities measured at fair value are recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1 –	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 –	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 –	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company’s only financial instrument measured at fair value are its investments, for which the fair value is determined using closing prices at the statement of financial position date with any unrealized gain or loss recognized in profit or loss.

The carrying values of other financial instruments, including cash, deposits and amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments.

		Level 1	Level 2	Level 3	Total
		$	$	$	$
Recurring measurements	Carrying amount		Fair value
Investments, at fair value
June 30, 2020	26,546,452	26,546,452	-	-	26,546,452
December 31, 2019	114,937	114,937	-	-	114,937

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the six months ended June, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

13.	FINANCIAL INSTRUMENTS (continued)

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not have financial instruments that potentially subject the Company to credit risk. Overall, the Company’s credit risk has not changed significantly from the prior year. Sales taxes recoverable are due from the Canada Revenue Agency and the Company places its cash with financial institutions with high credit ratings, therefore in management’s judgment, credit risk is low.

There have been no changes in management’s methods for managing credit risk since December 31, 2019.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to fund exploration programs and may require doing so again in the future. As at June 30, 2020, the Company has total liabilities of $2,359,562 and cash of $11,735,044 which is available to discharge these liabilities (December 31, 2019 – total liabilities of $392,849 and cash of $7,336,638). Accordingly, in management’s judgment, liquidity risk is low.

There have been no changes in management’s methods for managing liquidity risk since December 31, 2019.

Market risk

(i) Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts denominated in US dollars and investments denominated in Australian dollars. Fluctuations in the exchange rate between the US dollar and the Canadian dollar at June 30, 2020 would not have a material impact on the Company’s net earnings and other comprehensive income. The sensitivity of the Company’s net earnings and other comprehensive income to changes in the exchange rate between the Canadian dollar and the Australian dollar at June 30, 2020 would change the company’s net loss (income) by $36,890 as a result of a 10% change in the Canadian dollar exchange rate relative to the Australian dollar.

(ii) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its short-term investments into fixed rate guaranteed investment certificates with one-year maturities or less, the Company is not exposed to interest rate risk.

(iii) Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the six months ended June, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

13.	FINANCIAL INSTRUMENTS (continued)

(iv) Equity price risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net income (loss) to changes in market prices at June 30, 2020 would change the Company’s net income (loss) by $2,618,055 as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks since December 31, 2019.

14.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are:

•	To safeguard our ability to continue as a going concern in order to develop and operate our current projects;

•	Pursue strategic growth initiatives; and

•	To maintain a flexible capital structure which lowers the cost of capital.

In assessing our capital structure, we include in our assessment the components of equity consisting of common shares, stock options and warrants, and deficit that as at June 30, 2020 totalled $38,750,907 (December 31, 2019 - $8,962,187). In order to facilitate the management of capital requirements, the Company prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors. To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. The Company’s current capital resources are sufficient to carry out our exploration plans and support operations through the current operating period.

The Company is not subject to any capital requirements imposed by a regulator.

There were no changes in the Company’s approach to capital management during the six months ended June 30, 2020.

15.	SUBSEQUENT EVENTS

Initial Public Offering

On August 11, 2020, the Company completed an initial public offering of an aggregate of 21,000,000 common shares at a price of $1.30 per share for gross proceeds of $27,300,000 and on August 14, 2020, its agents exercised their overallotment option in full to offer and sell an additional 3,150,000 common shares for gross proceeds of $4,095,000. The Company paid agents’ fees of $1,793,700 in cash and issued 1,379,768 agents’ warrants exercisable into common shares of the Company at $1.30 for 12 months from the date of issue in connection with the initial public offering.

Stock Options Exercised

Subsequent to June 30, 2020, 150,000 stock options were exercised at a weighted average price of $0.23 for gross proceeds of $35,000.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the six months ended June, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

15.	SUBSEQUENT EVENTS (continued)

Stock Options Granted

Subsequent to June 30, 2020, 5,040,000 stock options were granted at an exercise price of $1.40 and an expiry date of August 11, 2025.

Warrants Exercised

Subsequent to June 30, 2020, 16,000,000 warrants were exercised at a price of $0.75 for gross proceeds of $12,000,000.